Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900

Fax :+91 40 4900 2999

Email: mail@drreddys.com

www.drreddys.com

July 21, 2017

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EO

Dear Sirs,

Sub: Intimation

This is to inform you that the audit of our API Cuernavaca Plant at Mexico, by the US FDA, has been completed with zero observations.

This is for your information and record.

With regards,

CC:- New York Stock Exchange Inc.(Stock Code :RDY)